UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.  FINANCIAL INFORMATION

ITEM 1.  Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	Notes	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		1,346,741	662,934
Restricted cash and cash equivalents		183,021	231,317
Trade and other receivables, net	4	860,351	1,006,127
Inventories	5	173,022	161,790
Other current assets		574,549	571,869
Total current assets		3,137,684	2,634,037
Systems, equipment and other assets related to contracts, net		1,214,903	1,307,940
Property, plant and equipment, net		139,634	146,055
Operating lease right-of-use assets		336,561	341,538
Goodwill	7	5,150,931	5,451,494
Intangible assets, net		1,722,325	1,836,002
Other non-current assets		1,791,246	1,927,524
Total non-current assets		10,355,600	11,010,553
Total assets		13,493,284	13,644,590

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,103,975	1,120,922
Current portion of long-term debt	8	358,336	462,155
Short-term borrowings	8	79,291	3,193
Other current liabilities		939,440	882,081
Total current liabilities		2,481,042	2,468,351
Long-term debt, less current portion	8	8,198,124	7,600,169
Deferred income taxes		331,919	366,822
Operating lease liabilities		309,556	310,721
Other non-current liabilities		378,515	413,549
Total non-current liabilities		9,218,114	8,691,261
Total liabilities		11,699,156	11,159,612
Commitments and contingencies	9
Shareholders’ equity
Common stock, par value $0.10 per share; 204,856,564 and 204,435,333 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively		20,485	20,443
Additional paid-in capital		2,341,602	2,395,532
Retained deficit		(1,550,498)	(1,020,238)
Accumulated other comprehensive income	10	237,067	262,525
Total IGT PLC’s shareholders’ equity		1,048,656	1,658,262
Non-controlling interests		745,472	826,716
Total shareholders’ equity		1,794,128	2,484,978
Total liabilities and shareholders’ equity		13,493,284	13,644,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2020	2019	2020	2019
Service revenue	11	560,338	980,031	1,343,639	1,971,062
Product sales	11	77,146	254,222	234,040	408,107
Total revenue	11	637,484	1,234,253	1,577,679	2,379,169

Cost of services		416,660	594,598	938,487	1,189,925
Cost of product sales		67,207	160,786	158,306	260,971
Selling, general and administrative		171,950	213,263	335,543	415,100
Research and development		31,335	65,383	92,072	131,501
Restructuring expense	12	43,429	2,412	47,053	5,701
Goodwill impairment	7	—	—	296,000	—
Other operating expense (income), net		1,009	(25,904)	1,603	(25,896)
Total operating expenses		731,590	1,010,538	1,869,064	1,977,302

Operating (loss) income	11	(94,106)	223,715	(291,385)	401,867

Interest expense, net	8	(95,599)	(103,860)	(196,261)	(206,929)
Foreign exchange (loss) gain, net		(74,384)	(41,061)	(4,024)	17,541
Other (expense) income, net		(29,374)	23,493	(32,760)	22,995
Total non-operating expenses		(199,357)	(121,428)	(233,045)	(166,393)

(Loss) income before (benefit from) provision for income taxes	13	(293,463)	102,287	(524,430)	235,474

(Benefit from) provision for income taxes	13	(11,321)	63,300	(8,189)	115,992

Net (loss) income		(282,142)	38,987	(516,241)	119,482

Less: Net (loss) income attributable to non-controlling interests		(2,526)	34,131	11,663	74,372
Net (loss) income attributable to IGT PLC	14	(279,616)	4,856	(527,904)	45,110

Net (loss) income attributable to IGT PLC per common share - basic	14	(1.37)	0.02	(2.58)	0.22
Net (loss) income attributable to IGT PLC per common share - diluted	14	(1.37)	0.02	(2.58)	0.22

Weighted-average shares - basic	14	204,748	204,407	204,591	204,309
Weighted-average shares - diluted	14	204,748	204,412	204,591	204,532

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive (Loss) Income
(Unaudited, $ thousands)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2020	2019	2020	2019
Net (loss) income		(282,142)	38,987	(516,241)	119,482
Foreign currency translation adjustments, net of tax	10	43,654	22,084	(31,513)	(2,601)
Unrealized (loss) gain on hedges, net of tax	10	(851)	(390)	1,600	117
Unrealized (loss) gain on other, net of tax	10	(55)	3,506	(114)	4,644
Other comprehensive income (loss), net of tax	10	42,748	25,200	(30,027)	2,160
Comprehensive (loss) income		(239,394)	64,187	(546,268)	121,642
Less: Comprehensive income attributable to non-controlling interests		11,151	43,010	7,094	67,038
Comprehensive (loss) income attributable to IGT PLC		(250,545)	21,177	(553,362)	54,604

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

		For the six months ended June 30,
	Notes	2020	2019
Cash flows from operating activities
Net (loss) income		(516,241)	119,482
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Goodwill impairment	7	296,000	—
Depreciation		198,248	209,271
Amortization		135,957	137,201
Amortization of upfront license fees		101,347	103,935
Loss on extinguishment of debt	8	28,277	9,628
Debt issuance cost amortization		10,297	11,523
Foreign exchange loss (gain), net		4,024	(17,541)
Loss (gain) on sale of assets		66	(63,239)
Stock-based compensation		(11,806)	12,502
Deferred income taxes		(36,705)	6,515
Other non-cash items, net		2,504	31,392
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables		139,578	49,059
Inventories		(5,978)	802
Accounts payable		(5,662)	(57,317)
Other assets and liabilities		(14,807)	38,508
Net cash provided by operating activities		325,099	591,721

Cash flows from investing activities
Capital expenditures		(160,179)	(231,003)
Proceeds from sale of assets		5,185	65,429
Other		10,897	2,545
Net cash used in investing activities		(144,097)	(163,029)

Cash flows from financing activities
Proceeds from long-term debt		1,475,071	846,975
Net proceeds from short-term borrowings		74,927	19,573
Net receipts from (payments of) financial liabilities		36,468	(11,395)
Debt issuance costs paid		(19,616)	(5,934)
Payments in connection with extinguishment of debt		(25,000)	(8,598)
Dividends paid		(40,887)	(81,729)
Principal payments on long-term debt		(959,275)	(833,129)
Capital increase - non-controlling interests		2,030	1,075
Return of capital - non-controlling interests		—	(70,399)
Dividends paid - non-controlling interests		(91,376)	(129,394)
Other		(6,058)	(6,733)
Net cash provided by (used in) financing activities		446,284	(279,688)

Net increase in cash and cash equivalents and restricted cash and cash equivalents		627,286	149,004
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		8,225	(3,748)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		1,529,762	657,033

Supplemental Cash Flow Information
Interest paid		(230,864)	(211,591)
Income taxes paid		(17,795)	(49,777)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2019	20,443	2,395,532	(1,020,238)	262,525	1,658,262	826,716	2,484,978

Net (loss) income	—	—	(248,288)	—	(248,288)	14,189	(234,099)
Other comprehensive loss, net of tax	—	—	—	(54,529)	(54,529)	(18,246)	(72,775)
Total comprehensive loss	—	—	(248,288)	(54,529)	(302,817)	(4,057)	(306,874)

Capital increase	—	—	—	—	—	2,030	2,030
Adoption of new accounting standards	—	—	(2,355)	—	(2,355)	—	(2,355)
Stock-based compensation	—	(12,968)	—	—	(12,968)	—	(12,968)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(15,558)	(56,445)
Other	—	—	1	—	1	5	6
Balance at March 31, 2020	20,443	2,341,677	(1,270,880)	207,996	1,299,236	809,136	2,108,372

Net loss	—	—	(279,616)	—	(279,616)	(2,526)	(282,142)
Other comprehensive income, net of tax (Note 10)	—	—	—	29,071	29,071	13,677	42,748
Total comprehensive (loss) income	—	—	(279,616)	29,071	(250,545)	11,151	(239,394)

Capital increase	—	—	—	—	—	1,640	1,640
Stock-based compensation	—	1,162	—	—	1,162	—	1,162
Shares issued under stock award plans	42	(1,237)	—	—	(1,195)	—	(1,195)
Dividends declared/paid	—	—	—	—	—	(76,456)	(76,456)
Other	—	—	(2)	—	(2)	1	(1)
Balance at June 30, 2020	20,485	2,341,602	(1,550,498)	237,067	1,048,656	745,472	1,794,128

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net income	—	—	40,254	—	40,254	40,241	80,495
Other comprehensive loss, net of tax	—	—	—	(6,827)	(6,827)	(16,213)	(23,040)
Total comprehensive income (loss)	—	—	40,254	(6,827)	33,427	24,028	57,455

Stock-based compensation	—	9,590	—	—	9,590	—	9,590
Capital increase	—	—	—	—	—	333	333
Return of capital	—	—	—	—	—	(28,888)	(28,888)
Dividends declared/paid	—	(40,842)	—	—	(40,842)	(128,868)	(169,710)
Other	—	—	86	—	86	4,167	4,253
Balance at March 31, 2019	20,421	2,502,882	(967,853)	254,710	1,810,160	814,802	2,624,962

Net income	—	—	4,856	—	4,856	34,131	38,987
Other comprehensive income, net of tax (Note 10)	—	—	—	16,321	16,321	8,879	25,200
Total comprehensive income	—	—	4,856	16,321	21,177	43,010	64,187

Stock-based compensation	—	2,912	—	—	2,912	—	2,912
Capital increase	—	—	—	—	—	742	742
Shares issued under stock award plans	22	(1,617)	—	—	(1,595)	—	(1,595)
Return of capital	—	—	—	—	—	(41,465)	(41,465)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(706)	(41,593)
Other	—	—	(23)	—	(23)	(1,987)	(2,010)
Balance at June 30, 2019	20,443	2,463,290	(963,020)	271,031	1,791,744	814,396	2,606,140

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. Description of the Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2019 Form 20-F.

The condensed consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation. All references to “U.S. dollars,” “U.S. dollar,” “USD,” and “$” refer to the currency of the United States of America. All references to “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. The full extent to which the outbreak of a new strain of coronavirus, COVID-19 (“COVID-19”), will directly or indirectly impact our business, results of operations, and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national, and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Given the anticipated impact of COVID-19 and an economic slowdown, we have revised our forecast, evaluated our liquidity position, and evaluated our ability to comply with the amended financial covenants in our debt agreements as of the date of issuance of these condensed consolidated financial statements. Based on the revised forecast, management believes that our financial position, forecasted net cash provided by operations, available cash and cash equivalents at June 30, 2020, and borrowing capacity under our amended Revolving Credit Facilities due July 2024 as described in Note 8, Debt, will be sufficient to fund our current obligations, capital spending, debt service requirements, and working capital requirements over at least the next twelve months.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 of our 2019 Form 20-F other than the allowance for credit losses policy, as described below, due to the adoption of Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and amendments.

Allowance for Credit Losses

We maintain an allowance for credit losses on receivables resulting from the expected failure or inability of our customers to make required payments. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management’s expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by operating segment, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from U.S. and Canadian government customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

New Accounting Standards - Recently Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). In 2018, 2019, and 2020, the FASB amended ASU 2016-13. ASU 2016-13 and subsequent amendments (collectively “ASC 326”) replace the incurred loss impairment methodology in prior GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, we are required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable.

We adopted ASC 326 as of January 1, 2020 using the modified retrospective approach, which resulted in a cumulative effect adjustment to retained deficit upon adoption with no restatement of prior periods. The adoption did not have a material impact on our condensed consolidated financial statements.

In April 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). We adopted ASU 2019-04 in the first quarter of 2020 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which provides guidance around disclosure requirements for fair value measurement of investments. We adopted ASU 2018-03 in the first quarter of 2020 and applied its provisions prospectively and retrospectively in accordance with the guidance. The adoption did not have a material impact on our condensed consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are effective as of March 12, 2020 through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2019-12 upon the effective date and do not expect it to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the condensed consolidated financial statements.

3. Revenue Recognition

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	June 30, 2020	December 31, 2019	Balance Sheet Classification
Receivables, net	860,351	1,006,127	Trade and other receivables, net

Contract assets:
Current	54,872	47,499	Other current assets
Non-current	85,986	76,188	Other non-current assets
	140,858	123,687

Contract liabilities:
Current	(106,562)	(67,816)	Other current liabilities
Non-current	(51,707)	(65,855)	Other non-current liabilities
	(158,269)	(133,671)

The amount of revenue recognized during the three and six months ended June 30, 2020 that was included in the contract liabilities balance at December 31, 2019 was $8.3 million and $34.6 million, respectively. The amount of revenue recognized during the three and six months ended June 30, 2019 that was included in the contract liabilities balance at December 31, 2018 was $11.9 million and $34.4 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At June 30, 2020, unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed were approximately $937.1 million, of which approximately 19% is expected to be satisfied within one year, and the remainder is expected to be satisfied over the subsequent 12 years.

4. Receivables

Trade and Other Receivables

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ thousands)	June 30, 2020	December 31, 2019
Trade and other receivables, gross	907,141	1,057,489
Allowance for credit losses	(46,790)	(51,362)
Trade and other receivables, net	860,351	1,006,127

The following table presents the activity in the allowance for credit losses:

($ thousands)	June 30, 2020	December 31, 2019
Balance at beginning of period	(51,362)	(59,424)
(Provisions) recoveries, net	(7,619)	2,920
Amounts written off as uncollectible	8,504	4,119
Foreign currency translation	278	729
Other (1)	3,409	294
Balance at end of period	(46,790)	(51,362)
(1) Includes the adoption of ASC 326 as of January 1, 2020

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $813.7 million and $2,629.4 million during the six months ended June 30, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At June 30, 2020 and December 31, 2019, we had $73.3 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold. Customer financing interest income is recognized based on market rates prevailing at issuance.
Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	June 30, 2020
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	286,135	98,883	385,018
Allowance for credit losses	(24,189)	(11,071)	(35,260)
Customer financing receivables, net	261,946	87,812	349,758

	December 31, 2019
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	255,221	125,542	380,763
Allowance for credit losses	(28,242)	(3,418)	(31,660)
Customer financing receivables, net	226,979	122,124	349,103

The following table presents the activity in the allowance for credit losses:

($ thousands)	June 30, 2020	December 31, 2019
Balance at beginning of period	(31,660)	(29,209)
Provisions, net	(743)	(2,477)
Amounts written off as uncollectible	2,228	11
Foreign currency translation	1,328	15
Other (1)	(6,413)	—
Balance at end of period	(35,260)	(31,660)
(1) Includes the adoption of ASC 326 as of January 1, 2020

We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. North America Gaming and Interactive (“NAGI”) and International customers have different risk profiles and are pooled separately.

The balance and past due status of customer financing receivables at amortized cost based on the operating segment credit quality indicator at June 30, 2020 is as follows:

	June 30, 2020
($ thousands)	NAGI	International
Short-term portion not yet due	64,107	103,474
Long-term portion not yet due	15,088	83,795
Past due	4,500	114,054
Customer financing receivables at amortized cost (1)	83,695	301,323
(1) At June 30, 2020, 28% and 72% of our NAGI customer financing receivables originated in the years 2020 and 2019, respectively. For International, 11%, 55%, and 18% originated in the years 2020, 2019, and 2018, respectively, with the remaining 16% in prior years

5. Inventories

($ thousands)	June 30, 2020	December 31, 2019
Raw materials	83,738	86,877
Work in progress	14,784	11,663
Finished goods	103,489	96,895
Inventories, gross	202,011	195,435
Obsolescence reserve	(28,989)	(33,645)
Inventories, net	173,022	161,790

The following table presents the activity in the obsolescence reserve:

($ thousands)	June 30, 2020	December 31, 2019
Balance at beginning of period	(33,645)	(39,885)
Provisions, net	(13,370)	(28,970)
Amounts written off	14,349	23,375
Foreign currency translation	739	(130)
Other	2,938	11,965
Balance at end of period	(28,989)	(33,645)

6. Leases

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included predominately within product sales, in the condensed consolidated statements of operations. Total lease income was approximately 3% and 6% of total revenue for the three months ended June 30, 2020 and 2019, respectively. Total lease income was approximately 7% and 6% of total revenue for the six months ended June 30, 2020 and 2019, respectively.

7. Goodwill

Changes in the carrying amount of goodwill consist of the following:

($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Total
Balance at December 31, 2019	1,439,867	1,221,589	1,307,969	1,482,069	5,451,494
Impairment	(103,000)	—	(193,000)	—	(296,000)
Foreign currency translation	—	—	(2,136)	(2,427)	(4,563)
Balance at June 30, 2020	1,336,867	1,221,589	1,112,833	1,479,642	5,150,931

Cost	2,153,867	1,225,682	1,636,944	1,481,322	6,497,815
Accumulated impairment	(817,000)	(4,093)	(524,111)	(1,680)	(1,346,884)
Balance at June 30, 2020	1,336,867	1,221,589	1,112,833	1,479,642	5,150,931

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $193.0 million and $103.0 million non-cash impairment loss with no income tax benefit within the International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value. Management determined there was no goodwill impairment within our North America Lottery and Italy reporting units. During the three months ended June 30, 2020, we did not identify the occurrence of any triggering events that would indicate that the fair value of any reporting units may be below its carrying amount.

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies. As a result, the Company classified the International and North America Gaming and Interactive reporting units measured at fair value on a nonrecurring basis within Level 3 of the fair value hierarchy.

8. Debt

The principal balance of each debt obligation reconciles to the condensed consolidated balance sheets as follows:

	June 30, 2020
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000,001	(4,272)	—	9,864	1,005,593
4.750% Senior Secured Euro Notes due February 2023	951,830	(5,529)	—	—	946,301
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	269	—	60,836
3.500% Senior Secured Euro Notes due July 2024	559,900	(3,919)	—	—	555,981
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(9,214)	—	—	1,090,786
3.500% Senior Secured Euro Notes due June 2026	839,850	(6,907)	—	—	832,943
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,235)	—	—	743,765
2.375% Senior Secured Euro Notes due April 2028	559,900	(4,992)	—	—	554,908
5.250% Senior Secured U.S. Dollar Notes due January 2029	750,000	(7,173)	—	—	742,827
Senior Secured Notes	6,572,048	(48,241)	269	9,864	6,533,940

Euro Term Loan Facility due January 2023	963,028	(12,765)	—	—	950,263
Revolving Credit Facility A due July 2024	365,000	(15,594)	—	—	349,406
Revolving Credit Facility B due July 2024	375,133	(10,618)	—	—	364,515
Long-term debt, less current portion	8,275,209	(87,218)	269	9,864	8,198,124

Euro Term Loan Facility due January 2023	358,336	—	—	—	358,336
Current portion of long-term debt	358,336	—	—	—	358,336

Short-term borrowings	79,291	—	—	—	79,291

Total Debt	8,712,836	(87,218)	269	9,864	8,635,751

	December 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes	6,331,407	(48,472)	318	(473)	6,282,780

Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
Revolving Credit Facility A due July 2024 (1)	—	—	—	—	—
Revolving Credit Facility B due July 2024 (1)	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169

4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155

Short-term borrowings	3,193	—	—	—	3,193

Total Debt	8,123,290	(57,673)	392	(492)	8,065,517
(1) $20.5 million of debt issuance costs, net presented in other non-current assets

The principal amount of long-term debt maturing over the next five years and thereafter as of June 30, 2020 is as follows ($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2021	—	358,336	358,336
2022	1,000,001	358,336	1,358,337
2023	60,567	1,556,522	1,617,089
2024	365,000	935,033	1,300,033
2025	1,100,000	—	1,100,000
2026 and thereafter	1,500,000	1,399,750	2,899,750
Total principal amounts	4,025,568	4,607,977	8,633,545

At June 30, 2020 and December 31, 2019, we were in compliance with all covenants under our debt agreements.

5.250% Senior Secured U.S. Dollar Notes due January 2029

On June 19, 2020, the Parent issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the “5.250% Notes”) at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the condensed consolidated statement of operations for the three and six months ended June 30, 2020.

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10.0 million.

Prior to January 15, 2024, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From January 15, 2024 to January 14, 2025, the Parent may redeem the 5.250% Notes in whole or in part at 102.625% of their principal amount together with accrued and unpaid interest. From January 15, 2025 to January 14, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 101.313% of their principal amount together with accrued and unpaid interest. On or after January 15, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 5.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 5.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 5.250% Notes outstanding may become due and payable immediately.

Revolving Credit Facilities and Term Loan Facility

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”).

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	June 30, 2020	December 31, 2019
Carrying value (1)	8,546,596	8,062,816
Fair value (1)	8,525,314	8,589,939
(1) Excludes short-term borrowings and swap adjustments

Interest Expense, Net

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2020	2019	2020	2019
Senior Secured Notes	(83,992)	(86,425)	(172,116)	(172,526)
Term Loan Facilities	(8,679)	(9,468)	(16,055)	(18,955)
Revolving Credit Facilities	(11,076)	(9,017)	(16,266)	(18,107)
Other	1,484	(1,649)	805	(3,000)
Interest expense	(102,263)	(106,559)	(203,632)	(212,588)
Interest income	6,664	2,699	7,371	5,659
Interest expense, net	(95,599)	(103,860)	(196,261)	(206,929)

9.  Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 16 within the Company's 2019 Form 20-F.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered.
(b)Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs in the Nettles and Steele cases could proceed with their fraud allegations in the lower courts; all other claims were dismissed.
(c)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.
(e)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims include tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. Plaintiffs have requested to file a fifth amended complaint; discovery is ongoing.

10. Shareholders' Equity

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended June 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2020	155,668	(5,758)	3,994	153,904	54,092	207,996
Change during period	43,654	(639)	(55)	42,960	(13,677)	29,283
Reclassified to operations (1)	—	(295)	—	(295)	—	(295)
Tax effect	—	83	—	83	—	83
OCI	43,654	(851)	(55)	42,748	(13,677)	29,071
Balance at June 30, 2020	199,322	(6,609)	3,939	196,652	40,415	237,067

	For the three months ended June 30, 2019
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2019	222,677	(6,251)	2,131	218,557	36,153	254,710
Change during period	22,084	97	3,506	25,687	(8,879)	16,808
Reclassified to operations (1)	—	(546)	—	(546)	—	(546)
Tax effect	—	59	—	59	—	59
OCI	22,084	(390)	3,506	25,200	(8,879)	16,321
Balance at June 30, 2019	244,761	(6,641)	5,637	243,757	27,274	271,031
(1) Unrealized gain (loss) on hedges were reclassified into service revenue in the condensed consolidated statements of operations for the three months ended June 30, 2020 and 2019

	For the six months ended June 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	230,835	(8,209)	4,053	226,679	35,846	262,525
Change during period	(31,513)	2,084	(114)	(29,543)	4,569	(24,974)
Reclassified to operations (1)	—	(469)	—	(469)	—	(469)
Tax effect	—	(15)	—	(15)	—	(15)
OCI	(31,513)	1,600	(114)	(30,027)	4,569	(25,458)
Balance at June 30, 2020	199,322	(6,609)	3,939	196,652	40,415	237,067

	For the six months ended June 30, 2019
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2018	247,362	(6,758)	993	241,597	19,940	261,537
Change during period	(2,555)	872	4,647	2,964	7,334	10,298
Reclassified to operations (1)	(46)	(732)	—	(778)	—	(778)
Tax effect	—	(23)	(3)	(26)	—	(26)
OCI	(2,601)	117	4,644	2,160	7,334	9,494
Balance at June 30, 2019	244,761	(6,641)	5,637	243,757	27,274	271,031
(1) Unrealized gain (loss) on hedges were reclassified into service revenue in the condensed consolidated statements of operations for the six months ended June 30, 2020 and 2019

11. Segment Information

The Company's operations for the periods presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

We monitor the operating results of our segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income. Segment accounting policies are consistent with those of the condensed consolidated financial statements.

Corporate support expenses, which are not allocated to the segments, are principally composed of selling, general and administrative expenses and other expenses that are managed at the corporate level, including restructuring, transaction, corporate headquarters, and Board of Directors’ expenses.

Purchase accounting principally represents the depreciation and amortization of acquired tangible and intangible assets and related impairment charges in connection with acquired companies.

Organizational Structure Change
Beginning July 1, 2020, the Company will operate in a new organizational structure focused primarily on two principal business segments: Global Gaming and Global Lottery. The business segments will be supported by central corporate support functions, such as a new business and strategic initiatives function, finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. We will report our financial results under these two new business segments starting in the third quarter of 2020.

Segment information is as follows:

	For the three months ended June 30, 2020
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	213,932	52,273	85,555	351,760	—	—	351,760
Lottery Management Agreements	—	20,292	—	—	20,292	—	—	20,292
Machine gaming	22,060	1,436	11,974	33,291	68,761	—	—	68,761
Other services	28,565	17,704	7,458	65,617	119,344	—	181	119,525
Service revenue	50,625	253,364	71,705	184,463	560,157	—	181	560,338

Lottery product	—	19,277	2,460	—	21,737	—	—	21,737
Gaming machines	40,181	—	3,761	—	43,942	—	—	43,942
Systems and other	5,143	724	5,594	6	11,467	—	—	11,467
Product sales	45,324	20,001	11,815	6	77,146	—	—	77,146
Total revenue	95,949	273,365	83,520	184,469	637,303	—	181	637,484

Operating (loss) income	(19,726)	75,136	(20,119)	(6,769)	28,522	(80,237)	(42,391)	(94,106)

	For the three months ended June 30, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	202,283	67,065	190,355	459,703	—	—	459,703
Lottery Management Agreements	—	35,661	—	—	35,661	—	—	35,661
Machine gaming	105,678	24,600	27,871	152,967	311,116	—	—	311,116
Other services	64,719	13,557	16,469	78,625	173,370	—	181	173,551
Service revenue	170,397	276,101	111,405	421,947	979,850	—	181	980,031

Lottery product	—	32,250	3,157	—	35,407	—	—	35,407
Gaming machines	73,104	—	81,689	—	154,793	—	—	154,793
Systems and other	30,404	617	32,621	380	64,022	—	—	64,022
Product sales	103,508	32,867	117,467	380	254,222	—	—	254,222
Total revenue	273,905	308,968	228,872	422,327	1,234,072	—	181	1,234,253

Operating income (loss)	85,359	78,003	29,963	133,476	326,801	(55,012)	(48,074)	223,715

	For the six months ended June 30, 2020
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	418,393	114,766	233,623	766,782	—	—	766,782
Lottery Management Agreements	—	17,102	—	—	17,102	—	—	17,102
Machine gaming	97,667	19,939	34,688	128,460	280,754	—	—	280,754
Other services	74,681	34,837	17,476	151,648	278,642	—	359	279,001
Service revenue	172,348	490,271	166,930	513,731	1,343,280	—	359	1,343,639

Lottery product	—	32,024	22,034	—	54,058	—	—	54,058
Gaming machines	70,169	—	26,460	—	96,629	—	—	96,629
Systems and other	49,214	1,693	32,358	88	83,353	—	—	83,353
Product sales	119,383	33,717	80,852	88	234,040	—	—	234,040
Total revenue	291,731	523,988	247,782	513,819	1,577,320	—	359	1,577,679

Operating income (loss)	7,147	119,619	7,942	78,708	213,416	(119,527)	(385,274)	(291,385)

	For the six months ended June 30, 2019
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Operating Segment Total	Corporate Support	Purchase Accounting	Total
Operating and Facilities Management Contracts	—	410,385	136,638	394,057	941,080	—	—	941,080
Lottery Management Agreements	—	67,863	—	—	67,863	—	—	67,863
Machine gaming	205,568	49,652	58,281	306,327	619,828	—	—	619,828
Other services	120,521	29,964	33,319	158,128	341,932	—	359	342,291
Service revenue	326,089	557,864	228,238	858,512	1,970,703	—	359	1,971,062

Lottery product	—	46,256	7,564	—	53,820	—	—	53,820
Gaming machines	136,553	—	117,013	—	253,566	—	—	253,566
Systems and other	51,200	890	48,114	517	100,721	—	—	100,721
Product sales	187,753	47,146	172,691	517	408,107	—	—	408,107
Total revenue	513,842	605,010	400,929	859,029	2,378,810	—	359	2,379,169

Operating income (loss)	134,046	153,798	43,547	280,750	612,141	(113,436)	(96,838)	401,867

12. Restructuring Expense

During 2020, we initiated three restructuring plans as described below. Restructuring expense incurred under these plans is included in corporate support expenses, which are not allocated to the business segments.

2020 Segment Reorganization
During the first quarter of 2020, we initiated a restructuring plan associated with our global initiative to simplify our organizational structure and increase efficiency and effectiveness. We expect to incur approximately $17 million in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2020.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the six months ended June 30, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense	16,127
Cash payments	(2,820)
Balance at end of period	13,307

2020 Global Supply Chain Optimization
During the first quarter of 2020, we initiated a restructuring plan to optimize our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. We will utilize contract manufacturers that are worldwide experts in manufacturing and excel at sourcing and assembly activities. We intend to utilize these third-party contract manufacturers to reduce costs and achieve efficiencies in fulfilling future demand for our products.

We expect to incur up to $16 million in total costs under this plan, comprised of approximately $5 million in severance and related employee costs, up to $8 million in asset impairment costs, and approximately $3 million in other costs. The plan is expected to be substantially completed by the end of the first quarter of 2021. The following table summarizes restructuring expense under this plan by type of cost:

	For the three months ended	For the six months ended
($ thousands)	June 30, 2020
Severance and related employee costs	5,125	5,125
Asset impairment costs (1)	460	460
Other	2,616	3,116
Total	8,201	8,701
1) The offset is Property, plant and equipment, net in the condensed consolidated balance sheet at June 30, 2020

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the six months ended June 30, 2020:

($ thousands)	Severance and Related Employee Costs	Other Costs	Total
Balance at beginning of period	—	—	—
Restructuring expense	5,125	3,116	8,241
Cash payments	(3,365)	(965)	(4,330)
Balance at end of period	1,760	2,151	3,911

2020 Technology Organization Consolidation
During the second quarter of 2020, we initiated a restructuring plan to realign and consolidate operations, reduce costs, and improve operational efficiencies within our Technology group. We expect to incur approximately $21 million primarily in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2021.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the six months ended June 30, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense	20,026
Balance at end of period	20,026

Restructuring Expense
Total restructuring expense recorded under the plans is as follows:

	For the three months ended June 30,		For the six months ended June 30,
($ thousands)	2020	2019	2020	2019
2020 Segment Reorganization	13,566	—	16,127	—
2020 Global Supply Chain Optimization	8,201	—	8,701	—
2020 Technology Organization Consolidation	20,026	—	20,026	—
Other Restructuring Plans	1,636	2,412	2,199	5,701
Restructuring expense	43,429	2,412	47,053	5,701

13. Income Taxes

	For the three months ended June 30,		For the six months ended June 30,
($ thousands, except percentages)	2020	2019	2020	2019
(Benefit from) provision for income taxes	(11,321)	63,300	(8,189)	115,992
(Loss) income before (benefit from) provision for income taxes	(293,463)	102,287	(524,430)	235,474
Effective income tax rate (determined using an estimated annual effective tax rate)	3.9%	61.9%	1.6%	49.3%

The change in the effective income tax rate for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 is primarily related to the impact of lower pre-tax earnings, foreign exchange losses with no associated tax benefit, and a partial valuation allowance related to our business interest limitation carryforward.

The change in the effective income tax rate for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 is primarily related to the impact of lower pre-tax earnings, the first quarter 2020 impairment of goodwill with no associated tax benefit, and a partial valuation allowance related to our business interest limitation carryforward.

The effective income tax rate for the three and six months ended June 30, 2020 of 3.9% and 1.6%, respectively, differed from the expected U.K. statutory rate of 17.5% primarily due to goodwill impairment with no associated tax benefit, foreign losses with no tax benefit, foreign rate differential, valuation allowance related to our business interest limitation carryforward, and the impact of global intangible low-taxed income tax.

The effective income tax rate for the three and six months ended June 30, 2019 of 61.9% and 49.3%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to foreign losses with no tax benefit, foreign rate differential, and the impact of the U.S. Tax Cuts and Jobs Act of 2017.

On a quarterly basis, we evaluate the realizability of deferred income tax assets by jurisdiction and assess the need for a valuation allowance. We also considered the COVID-19 disruption in our ability to realize deferred tax assets in the future. At June 30, 2020, we believe that it is more-likely-than-not that a portion of the deferred income tax asset related to section 163(j) disallowed interest will not be realized. As a result, we have recorded a partial valuation allowance and increased the tax provision by $14.9 million. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.

At June 30, 2020 and December 31, 2019, we had $26.0 million and $29.1 million, respectively, of reserves for uncertain tax positions.

We recognize interest and penalties related to income tax matters in income tax expense. At June 30, 2020 and December 31, 2019, $18.2 million and $21.2 million, respectively, of interest and penalties were accrued for uncertain tax positions.

14. Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended June 30,		For the six months ended June 30,
($ and shares in thousands, except per share amounts)	2020	2019	2020	2019
Numerator:
Net (loss) income attributable to IGT PLC	(279,616)	4,856	(527,904)	45,110

Denominator:
Weighted-average shares - basic	204,748	204,407	204,591	204,309
Incremental shares under stock-based compensation plans	—	5	—	223
Weighted-average shares - diluted	204,748	204,412	204,591	204,532

Net (loss) income attributable to IGT PLC per common share - basic	(1.37)	0.02	(2.58)	0.22
Net (loss) income attributable to IGT PLC per common share - diluted	(1.37)	0.02	(2.58)	0.22

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full period, and therefore, the effect would have been antidilutive.

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Stock options and unvested restricted stock awards totaling 1.0 million and 1.3 million for the three and six months ended June 30, 2020, respectively, and 1.0 million for the three and six months ended June 30, 2019 were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2019 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2019 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility. The Company's operations for the periods presented here-in are classified into four principal business segments operating in three regions: North America Gaming and Interactive, North America Lottery, International, and Italy.

Key Factors Affecting Operations and Financial Condition

Impact of COVID-19
In March 2020, an outbreak of a new strain of coronavirus, COVID-19 (“COVID-19”), was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government. The pandemic has negatively affected the U.S. and global economy, disrupted global supply chains and financial markets, and resulted in significant travel restrictions, including mandated facility closures and shelter-in-place orders in numerous jurisdictions around the world. The Company continues to take all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

Our business, operations, and the industries in which we operate have been significantly impacted by public and private sector policies and initiatives in Italy, the U.S., and the rest of the world to address the transmission of COVID-19, such as the imposition of travel restrictions, gaming venue closures, and the adoption of remote working.

Though our operating results for the three and six months ended June 30, 2020 were significantly impacted by the COVID-19 pandemic, our customers continued to receive our products and services even after jurisdictions implemented strict containment measures. Throughout the second quarter we observed the progressive reopening of casinos, gaming halls and lottery point of sales, along with some loosening of mobility restrictions and the reactivation of the Italy Lotto games which were temporarily suspended at the beginning of April 2020. This led to improving trends in each operating segment and across all primary revenue streams.

Throughout the three and six months ended June 30, 2020, the disruption to travel and significant restrictions and limitations on businesses negatively impacted global demand. In particular, facility closures adversely affected our commercial gaming customers and their demand for products and services. These customers shifted to cash conservation behaviors such as requesting extended payment terms, reducing capital expenditures, and requesting discounts. For our lottery customers, the main channels and distributions remained largely open around the world; however, stay-at-home measures led to lower traffic at the points of sale in certain jurisdictions. As a result, same store sales revenue trends vary greatly across jurisdictions.

We have also taken actions to preserve capital and protect the long-term needs of our businesses, including cutting certain discretionary spending, adjusting production schedules, significantly reducing capital expenditures, cancelling 2020 salary increases and short-term incentive compensation programs, freezing non-essential hiring, furloughing a large percentage of our employees, and reducing salaries for non-furloughed employees for up to two quarters, beginning April 1, 2020.

The financial impact of the COVID-19 pandemic depends on future developments, which remain highly uncertain. While the long-term outlook for the industry remains positive, there is significant uncertainty with respect to the shape of the recovery.

Impact on Business Operations and Financial Results
Our gaming businesses (North America Gaming and Interactive, North America Lottery, Italy, and International) are significantly impacted due to the widespread temporary closures of a substantial number of gaming establishments coupled with the global economic uncertainty. Our service revenue and cash flows have been significantly affected, as they are largely driven by level of gaming activity and players’ disposable incomes. As the level of play declined due to casino closures or quarantines, there was a directly correlated decline in our gaming businesses. Additionally, our product sales largely depend on our customers’ liquidity and operating results, which has begun to impact the replacement cycle and demand for products and opportunities from new or expanded markets. Further, we granted customer concessions for the portion of the time for which such customers’ operations were impacted by closures or quarantines.

Our lottery businesses (North America Lottery, Italy, and International) were also affected as certain lottery retail establishments were temporarily closed and others experienced the general slowdown due to lower foot traffic and reduced spending by end players, resulting in a lower level of lottery ticket purchases. During the first and second quarter, our Italy segment was significantly impacted due to the timing of the government-imposed lockdown. During the month of April, the Italian government suspended all lottery games under the Lotto license, which represents about half of our Italian lottery wagers. Games were restored in a phased reopening strategy in early May and the business is gradually improving. Our North America Lottery and International segments were impacted to a lesser extent as government lockdowns were generally imposed for shorter durations and varied greatly by the various governmental restrictions imposed to mitigate the spread of the virus.

The temporary closure of gaming establishments, disruptions to lottery operations, travel restrictions, cancellation of sporting events, expected lower disposable incomes of consumers, and adverse impact on our casino and gaming customers’ liquidity and financial results caused by the COVID-19 pandemic, had, and continues to have, an adverse effect on our results of operations, cash flows, and financial condition into the third quarter and potentially for the rest of 2020 and beyond.

Impact on Liquidity
On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”). The amendments modified the RCF Agreement and the TLF Agreement by, among other things: providing a waiver of the covenants requiring the Company to maintain a minimum ratio of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021; introducing a minimum liquidity requirement through August 31, 2021; and prohibiting the Company from making certain restricted payments (including dividends) from April 1, 2020 through June 30, 2021. Refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of these amendments.

On June 19, 2020, the Company issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029. The Company utilized a portion of the proceeds to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. Refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of this senior secured note.

As of June 30, 2020, our total available liquidity was $2.3 billion, which includes $1.3 billion in cash and $1.0 billion in additional borrowing capacity on the Revolving Credit Facilities due July 2024. We continue to actively manage our daily cash flows and continue to evaluate additional measures that will reduce operating costs and conserve cash. We believe that, based on our current projections, we will have sufficient liquidity for a period of at least one year from the date of issuance of these condensed consolidated financial statements.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles (“GAAP”) which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic.

The Company periodically and continuously reviews the estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in “Critical Accounting Estimates” as disclosed in “Item 5.A. Operating Results” in the Company's 2019 Form 20-F and are fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements” in the Company's 2019 Form 20-F.

As discussed within “Item 1. Condensed Consolidated Financial Statements (Unaudited)” herein, in the three months ending March 31, 2020, the Company determined that the expected impact of COVID-19 to the Company’s future operations indicated that it was more likely than not that an impairment loss had been incurred within certain reporting units. As a result of conditions that existed at March 31, 2020, the discount rates used in the reporting unit valuations were reassessed and range from 7.6% to 11.7%. As a result of changes to the discount rates and changes to management’s forecasted results for the International and North America Gaming and Interactive reporting units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively. As of March 31, 2020, the fair value of the North America Lottery and Italy reporting units exceeded their carrying value by 22.9% and 57.1%, respectively. During the three months ended June 30, 2020, the Company did not identify the occurrence of any triggering events that would indicate that the fair value of any reporting units may be below its carrying amount.

Results of Operations

Comparison of the three months ended June 30, 2020 and 2019

	For the three months ended
	June 30, 2020		June 30, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	560,338	87.9	980,031	79.4	(419,693)	(42.8)
Product sales	77,146	12.1	254,222	20.6	(177,076)	(69.7)
Total revenue	637,484	100.0	1,234,253	100.0	(596,769)	(48.4)

Cost of services	416,660	65.4	594,598	48.2	(177,938)	(29.9)
Cost of product sales	67,207	10.5	160,786	13.0	(93,579)	(58.2)
Selling, general and administrative	171,950	27.0	213,263	17.3	(41,313)	(19.4)
Research and development	31,335	4.9	65,383	5.3	(34,048)	(52.1)
Restructuring expense	43,429	6.8	2,412	0.2	41,017	> 200.0
Other operating expense (income), net	1,009	0.2	(25,904)	(2.1)	26,913	103.9
Total operating expenses	731,590	114.8	1,010,538	81.9	(278,948)	(27.6)

Operating (loss) income	(94,106)	(14.8)	223,715	18.1	(317,821)	(142.1)

Interest expense, net	(95,599)	(15.0)	(103,860)	(8.4)	8,261	8.0
Foreign exchange loss, net	(74,384)	(11.7)	(41,061)	(3.3)	(33,323)	(81.2)
Other (expense) income, net	(29,374)	(4.6)	23,493	1.9	(52,867)	> 200.0
Total non-operating expenses	(199,357)	(31.3)	(121,428)	(9.8)	(77,929)	(64.2)

(Loss) income before (benefit from) provision for income taxes	(293,463)	(46.0)	102,287	8.3	(395,750)	> 200.0

(Benefit from) provision for income taxes	(11,321)	(1.8)	63,300	5.1	(74,621)	(117.9)

Net (loss) income	(282,142)	(44.3)	38,987	3.2	(321,129)	> 200.0

Less: Net (loss) income attributable to non-controlling interests	(2,526)	(0.4)	34,131	2.8	(36,657)	(107.4)
Net (loss) income attributable to IGT PLC	(279,616)	(43.9)	4,856	0.4	(284,472)	> 200.0

Service revenue

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	50,625	170,397	(119,772)	(70.3)
North America Lottery	253,364	276,101	(22,737)	(8.2)
International	71,705	111,405	(39,700)	(35.6)
Italy	184,463	421,947	(237,484)	(56.3)
Operating Segments	560,157	979,850	(419,693)	(42.8)
Corporate Support	—	—	—	—
Purchase Accounting	181	181	—	—
	560,338	980,031	(419,693)	(42.8)

North America Gaming and Interactive segment
The following table sets forth changes in service revenue in the North America Gaming and Interactive segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Machine gaming	22,060	105,678	(83,618)	(79.1)
Other services	28,565	64,719	(36,154)	(55.9)
	50,625	170,397	(119,772)	(70.3)

The principal drivers of the $119.8 million decrease in service revenue were as follows:
•A decrease of $83.6 million in Machine gaming, primarily driven by widespread casino closures due to COVID-19 resulting in lower yields on installed base units. Year-over-year installed base units were lower by 2,663 units partially due to a long-term strategic lease agreement with a customer in the first quarter of 2020 that resulted in 930 units being treated as sales-type leases and 147 units which were part of a third quarter 2019 strategic sale to a distributor in Oklahoma; and
•A decrease of $36.2 million in Other services, principally due to a $33.1 million decrease in poker revenue, primarily due to a non-recurring multi-year poker site license contract executed in the prior year and widespread casino closures resulting in lower recurring poker revenue and a $6.6 million decrease in casino systems maintenance and system access fees due to widespread casino closures, partially offset by an increase of $3.4 million in Digital, Sports Betting, and iGaming revenues.

North America Lottery segment
The following table sets forth changes in service revenue in the North America Lottery segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	213,932	202,283	11,649	5.8
Lottery Management Agreements	20,292	35,661	(15,369)	(43.1)
Machine gaming	1,436	24,600	(23,164)	(94.2)
Other services	17,704	13,557	4,147	30.6
	253,364	276,101	(22,737)	(8.2)

The principal drivers of the $22.7 million decrease in service revenue were as follows:
•An increase of $11.6 million in Operating and Facilities Management Contracts, principally driven by growth of same store revenue (revenue from existing customers as opposed to new customers) for instant and draw-based games of 10.5%, partially offset by lower same store revenue for multi-state jackpots of 28.0%;
•A decrease of $15.4 million in Lottery Management Agreements (“LMA”), primarily related to lower overall and jackpot activity resulting in an accrual of anticipated contract penalties in New Jersey, partially offset by the reversal of a first quarter of 2020 accrual for anticipated contractual penalties in Indiana; and
•A decrease of $23.2 million in Machine gaming revenue, primarily due to lower yields from widespread closures of video lottery terminal (“VLT”) venues throughout the period due to COVID-19 and a 4.6% decrease in the installed base, partially offset by increased iGaming activity in Canada.

International segment
The following table sets forth changes in service revenue in the International segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	52,273	67,065	(14,792)	(22.1)
Machine gaming	11,974	27,871	(15,897)	(57.0)
Other services	7,458	16,469	(9,011)	(54.7)
	71,705	111,405	(39,700)	(35.6)

The principal drivers of the $39.7 million decrease in service revenue were as follows:
•A decrease of $14.8 million in Operating and Facilities Management Contracts, principally due to a decrease in same store revenue of 27.1% resulting from the impact of the COVID-19 mobility restrictions and unfavorable foreign currency translation of $2.1 million;
•A decrease of $15.9 million in Machine gaming revenue, primarily due to lower yields from widespread COVID-19 casino closures and unfavorable foreign currency translation of $0.4 million, partially offset by a 2.5% increase in installed base units; and
•A decrease of $9.0 million in Other services, primarily related to a decrease in commercial services revenue due to the sale of the Poland commercial services business in 2019 and unfavorable foreign currency translation of $1.1 million.

Italy segment
The following table sets forth changes in service revenue in the Italy segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	85,555	190,355	(104,800)	(55.1)
Machine gaming	33,291	152,967	(119,676)	(78.2)
Other services	65,617	78,625	(13,008)	(16.5)
	184,463	421,947	(237,484)	(56.3)

The movements in service revenue for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts - Lotto
Lotto revenue decreased by $77.9 million, principally due to the temporary COVID-19 induced suspension of retail lottery sales. Lotto retail sales were suspended for approximately 50% of the period resulting in a significant reduction in wagers compared to the prior year. Wager trends after retail sales commenced showed progressive improvement.
Total wagers for the three months ended June 30, 2020 and 2019 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2020	2019	€	%
10eLotto	610	1,507	(897)	(59.5)
Core	256	479	(222)	(46.5)
MillionDAY	26	47	(20)	(43.6)
Late numbers	22	31	(11)	(32.4)
Total wagers	914	2,064	(1,150)	(55.7)

Operating and Facilities Management Contracts - Instant tickets
Instant tickets revenue decreased by $26.9 million principally due to the impact of the COVID-19 mobility restrictions and the temporary closure of certain point of sale retailers.

Total wagers for the three months ended June 30, 2020 and 2019 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2020	2019	€	%
Total wagers	1,649	2,257	(609)	(27.0)

Machine gaming
Machine gaming decreased by $119.7 million primarily driven by mandated COVID-19 closures of gaming hall and other venues in March 2020. Gaming halls and other gaming venues began to re-open in late June 2020.

Total wagers for the three months ended June 30, 2020 and 2019 are as follows:

	For the three months ended June 30,		Change
(€ millions)	2020	2019	€	%
VLT wagers	150	1,427	(1,278)	(89.5)
AWP wagers	83	916	(833)	(90.9)
Total wagers	233	2,343	(2,110)	(90.1)

Other services
Other services decreased by $13.0 million primarily driven by:
•A decrease of $33.2 million in sports betting due to a 68.5% decrease in sports betting wagers (€79.4 million for the three months ended June 30, 2020 compared to €252.0 million for the three months ended June 30, 2019) resulting from the impact of the cancellation of sporting events. Additionally, the sports betting payout was 5.8 percentage points higher than the prior year (88.1% vs. 82.3%) due to the higher mix of digital versus retail wagers;
•An increase of $20.1 million in commercial services, primarily related to new service offering; and
•An increase of $5.1 million in interactive gaming driven by a 43.7% increase in wagers as players continue to gravitate to our full suite of digital games.

Product sales

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	45,324	103,508	(58,184)	(56.2)
North America Lottery	20,001	32,867	(12,866)	(39.1)
International	11,815	117,467	(105,652)	(89.9)
Italy	6	380	(374)	(98.4)
Operating Segments	77,146	254,222	(177,076)	(69.7)
Corporate Support	—	—	—	—
Purchase Accounting	—	—	—	—
	77,146	254,222	(177,076)	(69.7)

North America Gaming and Interactive segment
The following table sets forth changes in product sales in the North America Gaming and Interactive segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Gaming machines	40,181	73,104	(32,923)	(45.0)
Systems and other	5,143	30,404	(25,261)	(83.1)
	45,324	103,508	(58,184)	(56.2)

The principal drivers of the $58.2 million decrease in product sales were as follows:
•A decrease of $32.9 million in Gaming machines, principally associated with 1,935 fewer machines sold during the current period (a 41.5% decrease) primarily driven by lower demand due to COVID-19 budgetary constraints; and
•A decrease of $25.3 million in Systems and other, primarily driven by higher system sales in the prior year, most notably the installation of an Advantage system at Encore Boston Harbor.

North America Lottery segment

The following table sets forth changes in product sales in the North America Lottery segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Lottery product	19,277	32,250	(12,973)	(40.2)
Systems and other	724	617	107	17.3
	20,001	32,867	(12,866)	(39.1)

The principal driver of the $12.9 million decrease in product sales was a $13.0 million decrease in Lottery product, primarily related to a decrease in lottery system and instant ticket printing sales in the current period.

International segment

The following table sets forth changes in product sales in the International segment for the three months ended June 30, 2020 compared to the three months ended June 30, 2019:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Lottery product	2,460	3,157	(697)	(22.1)
Gaming machines	3,761	81,689	(77,928)	(95.4)
Systems and other	5,594	32,621	(27,027)	(82.9)
	11,815	117,467	(105,652)	(89.9)

The principal drivers of the $105.7 million decrease in product sales were as follows:
•A decrease of $77.9 million in Gaming machines, primarily driven by a 95.9% reduction in commercial gaming units sold due in part to lower demand caused by COVID-19 budgetary constraints and a large VLT sale in Europe in the prior year; and
•A decrease of $27.0 million in Systems and other, principally due to a decrease in amusement with prize (“AWP”) software sales in Europe and lower demand for other products due to COVID-19 budgetary constraints.

Operating expenses

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Cost of services	416,660	594,598	(177,938)	(29.9)
Cost of product sales	67,207	160,786	(93,579)	(58.2)
Selling, general and administrative	171,950	213,263	(41,313)	(19.4)
Research and development	31,335	65,383	(34,048)	(52.1)
Restructuring expense	43,429	2,412	41,017	> 200.0
Other operating expense (income), net	1,009	(25,904)	26,913	103.9
Total operating expenses	731,590	1,010,538	(278,948)	(27.6)

Information on the material changes in operating expenses are as follows:
Cost of services
Cost of services decreased $177.9 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, principally due to:
•A $35.2 million decrease in the North America Gaming and Interactive segment, primarily related to:
◦A $16.7 million decrease in licensing and royalty fees, principally due to a second quarter of 2019 non-recurring multi-year poker site license sale and lower royalties on installed base and poker units due to casino closures;

◦A $10.1 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.0 million decrease in inventory obsolescence costs; and
◦A $2.9 million decrease in depreciation and amortization.
•A $24.9 million decrease in the North America Lottery segment, primarily related to:
◦An $8.1 million decrease in marketing and advertising costs;
◦A $3.7 million decrease in outside services; and
◦A $3.2 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs.
•A $20.4 million decrease in the International segment, primarily related to:
◦A $4.3 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.1 million decrease due to the sale of the Poland commercial services business in 2019;
◦A $2.1 million decrease in outside services; and
◦Favorable impact of foreign currency translation of $2.1 million.
•A $92.6 million decrease in the Italy segment, primarily related to:
◦A $62.0 million decrease in point of sale (“POS”) and partner fees, primarily related to a decrease in VLT and AWP POS fees due to venue closures, partially offset by an increase in commercial services POS fees;
◦A $13.1 million decrease in POS consumables, marketing, and advertising, primarily related to lower sales volume and timing of 2020 marketing and advertising initiatives;
◦An $8.0 million decrease in outside services;
◦A $5.8 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; and
◦Favorable impact of foreign currency translation of $2.6 million.

Cost of product sales
Cost of product sales decreased $93.6 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, principally due to:
•A $24.5 million decrease in the North America Gaming and Interactive segment, primarily related to the $58.2 million decrease in product sales during the three months ended June 30, 2020; and
•A $59.1 million decrease in the International segment, primarily related to the $105.7 million decrease in product sales during the three months ended June 30, 2020.

Selling, general and administrative
Selling, general and administrative expense decreased $41.3 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, principally due to:
•A $28.0 million decrease impacting all segments in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
•A $5.6 million decrease impacting all segments in travel related expenses;
•A $13.2 million decrease within the North America Gaming and Interactive segment, primarily related to decreases in legal costs;
•An $8.2 million increase within the North America Lottery segment, primarily related to increased legal costs; and
•A $5.4 million increase within the Italy segment, primarily related to a $9.3 million increase in outside services and an increase in the allowance for bad debts, partially offset by reductions in non-deductible value-added tax (“VAT”) driven by the implementation of the Italy VAT group effective from January 1, 2020.

Research and development
Research and development expense decreased $34.0 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, principally due to a $23.5 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs, COVID-19 related government subsidies, and a $9.7 million reduction in outside services, including external game testing.

Restructuring expense
Restructuring expense increased $41.0 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019, principally due to management initiating and expanding existing restructuring plans to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Other operating expense (income), net
Other operating expense (income), net changed by $26.9 million primarily related to the non-recurring gain on the sale of assets to a distributor for $25.9 million in the prior year.

Operating (loss) income

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	(19,726)	85,359	(105,085)	(123.1)
North America Lottery	75,136	78,003	(2,867)	(3.7)
International	(20,119)	29,963	(50,082)	(167.1)
Italy	(6,769)	133,476	(140,245)	(105.1)
Operating Segments	28,522	326,801	(298,279)	(91.3)
Corporate Support	(80,237)	(55,012)	(25,225)	(45.9)
Purchase Accounting	(42,391)	(48,074)	5,683	11.8
	(94,106)	223,715	(317,821)	(142.1)

Operating margin for each of the Company's operating segments is as follows:

	For the three months ended June 30,
	2020	2019
North America Gaming and Interactive	(20.6)%	31.2%
North America Lottery	27.5%	25.2%
International	(24.1)%	13.1%
Italy	(3.7)%	31.6%

North America Gaming and Interactive segment
Segment operating margin decreased from 31.2% for the three months ended June 30, 2019 to (20.6)% for the three months ended June 30, 2020, principally due to the service revenue impact of casino closures, lower product sales, the prior year gain on sale of assets to a distributor, and high-margin poker and system transactions in the prior year, partly offset by the benefit from actions to reduce operating costs.

North America Lottery segment
Segment operating margin increased from 25.2% for the three months ended June 30, 2019 to 27.5% for the three months ended June 30, 2020, principally due to the benefit from actions to reduce operating costs that more than offset the prior year high-margin LMA incentives and systems revenue.

International segment
Segment operating margin decreased from 13.1% for the three months ended June 30, 2019 to (24.1)% for the three months ended June 30, 2020, principally due to low unit volume, partly offset by the benefit from cost saving initiatives.

Italy segment
Segment operating margin decreased from 31.6% for the three months ended June 30, 2019 to (3.7)% for the three months ended June 30, 2020, principally due to the impact of COVID-19 mobility restrictions, temporary suspension of the Lotto games and closure of gaming halls, partly offset by the benefit from costs saving initiatives.

Non-operating expenses

Interest expense, net
Interest expense, net for the three months ended June 30, 2020 decreased by $8.3 million compared to the three months ended June 30, 2019, as detailed in the table below:

	For the three months ended June 30,		Change
($ thousands)	2020	2019	$	%
Senior Secured Notes	(83,992)	(86,425)	(2,433)	(2.8)
Term Loan Facilities	(8,679)	(9,468)	(789)	(8.3)
Revolving Credit Facilities	(11,076)	(9,017)	2,059	22.8
Other	1,484	(1,649)	(3,133)	(190.0)
Interest expense	(102,263)	(106,559)	(4,296)	(4.0)
Interest income	6,664	2,699	(3,965)	(146.9)
Interest expense, net	(95,599)	(103,860)	(8,261)	(8.0)

Foreign exchange loss, net

The Company recorded a foreign exchange loss, net of $74.4 million and $41.1 million for the three months ended June 30, 2020 and 2019, respectively, principally due to non-cash foreign exchange losses on euro denominated debt.

(Benefit from) provision for income taxes

	For the three months ended June 30,
($ thousands, except percentages)	2020	2019
(Benefit from) provision for income taxes	(11,321)	63,300
(Loss) income before (benefit from) provision for income taxes	(293,463)	102,287
Effective income tax rate (determined using an estimated annual effective tax rate)	3.9%	61.9%

The change in the effective income tax rate for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 is primarily related to the impact of lower pre-tax earnings, foreign exchange losses with no associated tax benefit, and a partial valuation allowance related to our business interest limitation carryforward.

Comparison of the six months ended June 30, 2020 and 2019

	For the six months ended
	June 30, 2020		June 30, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	1,343,639	85.2	1,971,062	82.8	(627,423)	(31.8)
Product sales	234,040	14.8	408,107	17.2	(174,067)	(42.7)
Total revenue	1,577,679	100.0	2,379,169	100.0	(801,490)	(33.7)

Cost of services	938,487	59.5	1,189,925	50.0	(251,438)	(21.1)
Cost of product sales	158,306	10.0	260,971	11.0	(102,665)	(39.3)
Selling, general and administrative	335,543	21.3	415,100	17.4	(79,557)	(19.2)
Research and development	92,072	5.8	131,501	5.5	(39,429)	(30.0)
Restructuring expense	47,053	3.0	5,701	0.2	41,352	> 200.0
Goodwill impairment	296,000	18.8	—	—	296,000	—
Other operating expense (income), net	1,603	0.1	(25,896)	(1.1)	27,499	106.2
Total operating expenses	1,869,064	118.5	1,977,302	83.1	(108,238)	(5.5)

Operating (loss) income	(291,385)	(18.5)	401,867	16.9	(693,252)	(172.5)

Interest expense, net	(196,261)	(12.4)	(206,929)	(8.7)	10,668	5.2
Foreign exchange (loss) gain, net	(4,024)	(0.3)	17,541	0.7	(21,565)	(122.9)
Other (expense) income, net	(32,760)	(2.1)	22,995	1.0	(55,755)	> 200.0
Total non-operating expenses	(233,045)	(14.8)	(166,393)	(7.0)	(66,652)	(40.1)
						-
(Loss) income before (benefit from) provision for income taxes	(524,430)	(33.2)	235,474	9.9	(759,904)	> 200.0

(Benefit from) provision for income taxes	(8,189)	(0.5)	115,992	4.9	(124,181)	(107.1)

Net (loss) income	(516,241)	(32.7)	119,482	5.0	(635,723)	> 200.0

Less: Net income attributable to non-controlling interests	11,663	0.7	74,372	3.1	(62,709)	(84.3)
Net (loss) income attributable to IGT PLC	(527,904)	(33.5)	45,110	1.9	(573,014)	> 200.0

Service revenue

	For the six months ended June 30,		$ Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	172,348	326,089	(153,741)	(47.1)
North America Lottery	490,271	557,864	(67,593)	(12.1)
International	166,930	228,238	(61,308)	(26.9)
Italy	513,731	858,512	(344,781)	(40.2)
Operating Segments	1,343,280	1,970,703	(627,423)	(31.8)
Corporate Support	—	—	—	—
Purchase Accounting	359	359	—	—
	1,343,639	1,971,062	(627,423)	(31.8)

North America Gaming and Interactive segment
The following table sets forth the changes in service revenue in the North America Gaming and Interactive segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Machine gaming	97,667	205,568	(107,901)	(52.5)
Other services	74,681	120,521	(45,840)	(38.0)
	172,348	326,089	(153,741)	(47.1)

The principal drivers of the $153.7 million decrease in service revenue were as follows:
•A decrease of $107.9 million in Machine gaming, primarily the result of widespread casino closures due to COVID-19 starting in March 2020 resulting in lower yields on installed base units. Year-over-year installed base units were lower, primarily due to a strategic sale of 2,223 units to a distributor in the second quarter of 2019 and a long-term strategic lease agreement with a separate customer in the first quarter of 2020 which resulted in 930 units being treated as sales-type leases; and
•A decrease of $45.8 million in Other services, principally due to a $49.3 million decrease in poker revenue, primarily due to two non-recurring multi-year poker site license contracts in the prior year, widespread casino closures resulting in lower recurring poker revenue, and a $6.2 million decrease in casino systems maintenance and system access fees, partially offset by an increase of $6.8 million in iGaming revenues.

North America Lottery segment
The following table sets forth changes in service revenue in the North America Lottery segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	418,393	410,385	8,008	2.0
Lottery Management Agreements	17,102	67,863	(50,761)	(74.8)
Machine gaming	19,939	49,652	(29,713)	(59.8)
Other services	34,837	29,964	4,873	16.3
	490,271	557,864	(67,593)	(12.1)

The principal drivers of the $67.6 million decrease in service revenue were as follows:
•An increase of $8.0 million in Operating and Facilities Management Contracts, principally driven by growth in same store revenue of 6.0%, primarily due to an increase of 11.4% in instant tickets and draw-based games, partially offset by a 30.9% decrease in multi-state jackpot sales.
•A decrease of $50.8 million in Lottery Management Agreements, primarily related to a $41.5 million decrease in the amount of expected LMA incentives and a $9.3 million decrease in non-incentive revenue due in part to the severity and duration of COVID-19 mobility restrictions in New Jersey;
•A decrease of $29.7 million in Machine gaming, primarily due to lower yields from widespread closures of VLT venues beginning in March 2020 due to COVID-19 and a decrease in the installed base; and
•An increase of $4.9 million in Other services, principally due to an increase of $6.5 million in iGaming, partially offset by a $3.6 million decrease in systems maintenance revenue.

International segment
The following table sets forth changes in service revenue in the International segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	114,766	136,638	(21,872)	(16.0)
Machine gaming	34,688	58,281	(23,593)	(40.5)
Other services	17,476	33,319	(15,843)	(47.5)
	166,930	228,238	(61,308)	(26.9)

The principal drivers of the $61.3 million decrease in service revenue were as follows:
•A decrease of $21.9 million in Operating and Facilities Management Contracts, principally driven by declines in same store revenue resulting from the impact of COVID-19 mobility restrictions and unfavorable foreign currency translation of $4.4 million;
•A decrease of $23.6 million in Machine gaming, principally driven by lower yields from widespread COVID-19 casino closures and unfavorable foreign currency translation of $1.9 million; and
•A decrease of $15.8 million in Other services, principally due to a decrease in commercial services revenue of $14.5 million, primarily due to the sale of the Poland commercial services business in 2019.

Italy segment
The following table sets forth changes in service revenue in the Italy segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Operating and Facilities Management Contracts	233,623	394,057	(160,434)	(40.7)
Machine gaming	128,460	306,327	(177,867)	(58.1)
Other services	151,648	158,128	(6,480)	(4.1)
	513,731	858,512	(344,781)	(40.2)

The movements in service revenue for each of the core activities within the Italy segment are discussed below.
Operating and Facilities Management Contracts - Lotto
Lotto decreased by $110.3 million principally due to the temporary COVID-19 induced suspension of retail lottery sales in April and May, lower wagers in March due to mobility restrictions in place to reduce the spread of COVID-19, and unfavorable foreign currency translation of $3.7 million.
Total wagers for the six months ended June 30, 2020 and 2019 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2020	2019	€	%
10eLotto	1,799	3,051	(1,252)	(41.0)
Core	676	980	(304)	(31.0)
Million Day	70	97	(27)	(27.5)
Late Numbers	82	78	4	4.9
Total wagers	2,627	4,206	(1,579)	(37.5)

Operating and Facilities Management Contracts - Instant tickets
Instant tickets revenue decreased by $50.1 million primarily driven by a 23.4% decrease in wagers due to COVID-19 mobility restrictions and the temporary closure of certain point of sale retailers and unfavorable foreign currency translation of $2.8 million.
Total wagers for the six months ended June 30, 2020 and 2019 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2020	2019	€	%
Total wagers	3,556	4,643	(1,087)	(23.4)

Machine gaming
Machine gaming decreased by $177.9 million primarily driven by mandated COVID-19 closures of gaming halls and other venues starting in March 2020 and unfavorable foreign currency translation of $4.1 million. Gaming halls and other gaming venues began to re-open in late June 2020.
Total wagers for the six months ended June 30, 2020 and 2019 are as follows:

	For the six months ended June 30,		Change
(€ millions)	2020	2019	€	%
VLT wagers	894	2,930	(2,036)	(69.5)
AWP wagers	769	1,856	(1,086)	(58.5)
Total wagers	1,663	4,786	(3,123)	(65.3)

Other services
Other services decreased by $6.5 million primarily driven by:
•A decrease of $38.6 million in sports betting, primarily due to a 43.5% decrease in sports betting wagers (€297.0 million for the six months ended June 30, 2020 compared to €525.6 million for the six months ended June 30, 2019) resulting from the impact of the cancellation of sporting events and unfavorable foreign currency translation of $1.4 million;
•An increase of $32.1 million in commercial services, primarily related to an increase in POS fees as a result of an additional service offering during the six months ended June 30, 2020, partially offset by unfavorable foreign currency translation of $2.7 million; and
•An increase of $6.5 million in interactive due to an increase in games wagers (€1,318.7 million for the six months ended June 30, 2020 compared to €997.3 million for the six months ended June 30, 2019).

Product sales

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	119,383	187,753	(68,370)	(36.4)
North America Lottery	33,717	47,146	(13,429)	(28.5)
International	80,852	172,691	(91,839)	(53.2)
Italy	88	517	(429)	(83.0)
Operating Segments	234,040	408,107	(174,067)	(42.7)
Corporate Support	—	—	—	—
Purchase Accounting	—	—	—	—
	234,040	408,107	(174,067)	(42.7)

North America Gaming and Interactive segment
The following table sets forth changes in product sales in the North America Gaming and Interactive segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Gaming machines	70,169	136,553	(66,384)	(48.6)
Systems and other	49,214	51,200	(1,986)	(3.9)
	119,383	187,753	(68,370)	(36.4)

The principal drivers of the $68.4 million decrease in product sales were as follows:
•A decrease of $66.4 million in Gaming machines, principally associated with 3,889 fewer machines sold in the current period due to the timing of the impact of the COVID-19 temporary casino closures in the first quarter of 2020 and COVID-19 budgetary constraints during the second quarter of 2020; and
•A decrease of $2.0 million in Systems and other, primarily driven by lower system sales in the current year, most notably the installation of an Advantage system at Encore Boston Harbor in the prior year, partially offset by a large multi-year strategic lease and service agreement in the first quarter of 2020.

North America Lottery segment
The following table sets forth changes in product sales in the North America Lottery segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Lottery product	32,024	46,256	(14,232)	(30.8)
Systems and other	1,693	890	803	90.2
	33,717	47,146	(13,429)	(28.5)

The principal driver of the $13.4 million decrease in product sales was the decrease in Lottery product of $14.2 million, primarily related to a decrease in lottery systems and instant ticket printing sales in the current period.

International segment
The following table sets forth changes in product sales in the International segment for the six months ended June 30, 2020 compared to the six months ended June 30, 2019:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Lottery product	22,034	7,564	14,470	191.3
Gaming machines	26,460	117,013	(90,553)	(77.4)
Systems and other	32,358	48,114	(15,756)	(32.7)
	80,852	172,691	(91,839)	(53.2)

The principal drivers of the $91.8 million decrease in product sales were as follows:
•An increase of $14.5 million in Lottery product, primarily related to a software license to a customer in Europe in the current period;
•A decrease of $90.6 million in Gaming machines, primarily driven by 7,700 fewer units (an 80.4% decrease) sold in the current period due in part to lower demand caused by COVID-19 budgetary constraints and a large VLT sale in Europe in the prior year; and
•A decrease of $15.8 million in Systems and other, principally due to a decrease in AWP software sales in Europe and lower demand for other products due to COVID-19 budgetary constraints.

Operating expenses

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Cost of services	938,487	1,189,925	(251,438)	(21.1)
Cost of product sales	158,306	260,971	(102,665)	(39.3)
Selling, general and administrative	335,543	415,100	(79,557)	(19.2)
Research and development	92,072	131,501	(39,429)	(30.0)
Restructuring expense	47,053	5,701	41,352	> 200.0
Goodwill impairment	296,000	—	296,000	—
Other operating expense (income), net	1,603	(25,896)	27,499	106.2
Total operating expenses	1,869,064	1,977,302	(108,238)	(5.5)

Information on the primary drivers of changes in operating expenses are as follows:

Cost of services
Cost of services decreased $251.4 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, principally due to:
•A $46.8 million decrease in the North America Gaming and Interactive segment, primarily related to:
◦A $24.2 million decrease in licensing and royalty fees, principally due to 2019 non-recurring multi-year poker site license sales and lower royalties on installed base and poker units due to casino closures;
◦A $10.7 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $5.7 million decrease in depreciation and amortization; and
◦A $3.6 million decrease in inventory obsolescence costs.
•A $31.3 million decrease in the North America Lottery segment, primarily related to:
◦An $8.7 million decrease in marketing and advertising costs;
◦A $5.1 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.7 million decrease in depreciation and amortization; and
◦A $3.6 million decrease in outside services.
•A $33.8 million decrease in the International segment, primarily related to:
◦An $8.2 million decrease due to the sale of the Poland commercial services business in 2019;
◦A $5.7 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.7 million decrease due to a prior year lottery contract settlement;
◦A $2.9 million decrease in outside services; and
◦Favorable impact of foreign currency translation of $4.7 million.
•A $133.0 million decrease in the Italy segment, primarily related to:
◦An $87.3 million decrease in POS and partner fees, primarily related to a decrease in VLT and AWP POS fees due to venue closures, partially offset by an increase in commercial services POS fees;
◦A $23.5 million decrease in POS consumables, postage & freight, and marketing & advertising, primarily related to lower sales volume and timing of 2020 marketing and advertising initiatives;
◦A $12.4 million decrease in outside services;
◦A $6.5 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.6 million increase in depreciation and amortization; and

◦Favorable impact of foreign currency translation of $10.4 million.

Cost of product sales
Cost of product sales decreased $102.7 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, principally due to:
•A $27.4 million decrease in the North America Gaming and Interactive segment, primarily related to the $68.4 million decrease in product sales during the six months ended June 30, 2020;
•An $11.1 million decrease in the North America Lottery segment, primarily related to the $13.4 million decrease in product sales; and
•A $61.6 million decrease in the International segment, primarily related to the $91.8 million decrease in product sales and the product mix sold during the six months ended June 30, 2020.

Selling, general and administrative
Selling, general and administrative decreased $79.6 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, principally due to:
•A $58.1 million decrease impacting all segments in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, and an $18.9 million reduction in stock-based compensation expense;
•A $6.3 million decrease impacting all segments in travel related expenses;
•A $14.7 million decrease within the North America Gaming and Interactive segment, primarily related to decreases in legal costs;
•A $9.2 million increase within the North America Lottery segment, primarily related to increased legal costs; and
•A $5.1 million increase within the Italy segment, primarily related to an $11.9 million increase in outside services and an increase in the allowance for bad debts, partially offset by reductions in non-deductible value-added tax (“VAT”) driven by the implementation of the Italy VAT group effective from January 1, 2020.
Research and development
Research and development decreased $39.4 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, principally due to a $32.0 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs, and a $10.6 million reduction in outside services, including external game testing.

Restructuring expense
Restructuring expense increased $41.4 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, principally due to management initiating restructuring plans to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment
During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by the COVID-19 outbreak. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded a $193.0 million and $103.0 million non-cash impairment loss within the International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value.

Other operating expense (income), net
Other operating expense changed by $27.5 million primarily related to the non-recurring gain on the sale of assets to a distributor for $25.9 million in the prior year.

Operating (loss) income

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
North America Gaming and Interactive	7,147	134,046	(126,899)	(94.7)
North America Lottery	119,619	153,798	(34,179)	(22.2)
International	7,942	43,547	(35,605)	(81.8)
Italy	78,708	280,750	(202,042)	(72.0)
Operating Segments	213,416	612,141	(398,725)	(65.1)
Corporate Support	(119,527)	(113,436)	(6,091)	(5.4)
Purchase Accounting	(385,274)	(96,838)	(288,436)	> 200.0
	(291,385)	401,867	(693,252)	(172.5)

Operating margin for each of the Company's operating segments is as follows:

	For the six months ended June 30,
	2020	2019
North America Gaming and Interactive	2.4%	26.1%
North America Lottery	22.8%	25.4%
International	3.2%	10.9%
Italy	15.3%	32.7%

North America Gaming and Interactive segment
Segment operating margin decreased from 26.1% for the six months ended June 30, 2019 to 2.4% for the six months ended June 30, 2020, principally due to a reduction in service revenue and the gain on sale of the non-premium installed base in Oklahoma to a distributor, partially offset by a decrease in selling, general and administrative expenses.

North America Lottery segment
Segment operating margin decreased slightly from 25.4% for the six months ended June 30, 2019 to 22.8% for the six months ended June 30, 2020, principally due to a reduction in service revenue partially offset by decreases in cost of services and selling, general and administrative expenses.
International segment
Segment operating margin decreased from 10.9% for the six months ended June 30, 2019 to 3.2% for the six months ended June 30, 2020, principally due to the reduction in service and product revenue, partially offset by a decrease in selling, general and administrative expenses.

Italy segment
Segment operating margin decreased from 32.7% for the six months ended June 30, 2019 to 15.3% for the six months ended June 30, 2020, principally due to lower service revenue, partially offset by a decrease in cost of services and selling, general and administrative expenses.

Non-operating expenses

Interest expense, net
Interest expense, net for the six months ended June 30, 2020 decreased by $10.7 million compared to the six months ended June 30, 2019, as detailed in the table below:

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Senior Secured Notes	(172,116)	(172,526)	(410)	(0.2)
Term Loan Facilities	(16,055)	(18,955)	(2,900)	(15.3)
Revolving Credit Facilities	(16,266)	(18,107)	(1,841)	(10.2)
Other	805	(3,000)	(3,805)	(126.8)
Interest expense	(203,632)	(212,588)	(8,956)	(4.2)
Interest income	7,371	5,659	(1,712)	(30.3)
Interest expense, net	(196,261)	(206,929)	(10,668)	(5.2)

Foreign exchange (loss) gain, net
The Company recorded a net foreign exchange loss of $4.0 million and a net foreign exchange gain of $17.5 million in the six months ended June 30, 2020 and 2019, respectively, principally due to non-cash foreign exchange losses and gains on the Company’s euro denominated debt.

(Benefit from) provision for income taxes

	For the six months ended June 30,
($ thousands, except percentages)	2020	2019
(Benefit from) provision for income taxes	(8,189)	115,992
(Loss) income before (benefit from) provision for income taxes	(524,430)	235,474
Effective income tax rate (determined using an estimated annual effective tax rate)	1.6%	49.3%

The change in the effective income tax rate for the six months ended June 30, 2020 compared to the six months ended June 30, 2019 is primarily related to the impact of lower pre-tax earnings, the first quarter 2020 impairment of goodwill within the North America Gaming and International segments with no associated tax benefit, and a partial valuation allowance related to our business interest limitation carryforward.

Liquidity and Capital Resources

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the impact on liquidity arising from COVID-19 necessitated the Company to implement robust business continuity plans with cost reduction and capital spending avoidance initiatives.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	June 30, 2020	December 31, 2019
Revolving Credit Facilities due July 2024	1,009,742	1,752,125
Cash and cash equivalents	1,346,741	662,934
Total Liquidity	2,356,483	2,415,059

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At June 30, 2020 and December 31, 2019, the Company was in compliance with the covenants.

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”).

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:
•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021, and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

On June 19, 2020, the Company issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029. The Company utilized a portion of the proceeds to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 (the “6.250% Notes”) for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the condensed consolidated statement of operations for the three and six months ended June 30, 2020.

Refer to “Notes to the Condensed Consolidated Financial Statements (Unaudited)—8. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of these amendments and senior secured notes, as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At June 30, 2020 and December 31, 2019, approximately 32% and 24% of the Company's net debt portfolio was exposed to interest rate fluctuations, respectively. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due 2024. At December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Notes from fixed interest rate debt to variable rate debt. As of June 19, 2020, in connection with the repurchase of $500.0 million of the 6.250% Notes, the interest rate swaps were no longer designated as hedging relationships and subsequent to this date, the fair value of the swaps is recognized in interest expense with no corresponding offset to debt.

The following table summarizes the Company's cash balances by currency:

	June 30, 2020		December 31, 2019
($ thousands)	$	%	$	%
Euros	801,538	59.5	399,042	60.2
U.S. dollars	431,112	32.0	170,771	25.8
Other currencies	114,090	8.5	93,121	14.0
Total Cash	1,346,741	100.0	662,934	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at June 30, 2020 and December 31, 2019.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $813.7 million and $2,629.4 million during the six months ended June 30, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At June 30, 2020 and December 31, 2019, we had $73.3 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Cash Flow Summary
The following table summarizes the statements of cash flows. A complete statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the six months ended June 30,		Change
($ thousands)	2020	2019	$	%
Net cash provided by operating activities	325,099	591,721	(266,622)	(45.1)
Net cash used in investing activities	(144,097)	(163,029)	18,932	11.6
Net cash provided by (used in) financing activities	446,284	(279,688)	725,972	> 200.0
Net cash flows	627,286	149,004	478,282	> 200.0

Analysis of Cash Flows

Net Cash Provided By Operating Activities

	For the six months ended June 30,
($ thousands)	2020	2019	$ Change
Net (loss) income	(516,241)	119,482	(635,723)
Adjustments to reconcile net (loss) income to cash flows from operations	764,914	434,672	330,242
Change in operating assets and liabilities, excluding the effects of acquisitions	113,131	31,052	82,079
Changes in deferred income taxes	(36,705)	6,515	(43,220)
	325,099	591,721	(266,622)

During the six months ended June 30, 2020, the Company generated $325.1 million of net cash flows from operating activities, a decrease of $266.6 million compared to the six months ended June 30, 2019. This decrease was principally driven by the change in net (loss) income, primarily due to an $801.5 million reduction in revenue, partially offset by lower variable and fixed expenses and cash management initiatives implemented as a result of COVID-19.

Net Cash Used In Investing Activities
During the six months ended June 30, 2020 and 2019, net cash flows used in investing activities were $144.1 million and $163.0 million, respectively. Net cash used in investing activities decreased primarily due to lower capital expenditures, partially offset by lower proceeds from the sale of systems, equipment and other assets related to the second quarter 2019 strategic sale of assets to a distributor.

Net Cash Provided by (Used in) Financing Activities
During the six months ended June 30, 2020, net cash flows provided by financing activities were $446.3 million and during the six months ended June 30, 2019, net cash flows used in financing activities were $279.7 million.

Financing activities for the six months ended June 30, 2020
•The Company received proceeds of $1,550.0 million from debt related to:
◦$750.0 million from the issuance of 5.250% Senior Secured U.S. Dollar Notes due January 2029;
◦$725.1 million from the Revolving Credit Facilities due July 2024; and
◦$74.9 million from short-term borrowings
•Net receipts of $36.5 million, related to financial liabilities in our Italy segment;
•The Company made principal payments of $959.3 million on debt related to:
◦$500.0 million on the 6.250% Senior Secured U.S. Dollar Notes due February 2022;
◦$432.0 million on the 4.750% Senior Secured Euro Notes due March 2020; and
◦$27.3 million on the 5.500% Senior Secured U.S. Dollar Notes due June 2020
•Dividends paid to shareholders and non-controlling interests of $40.9 million and $91.4 million, respectively.

Financing activities for the six months ended June 30, 2019
•The Company made principal payments of $833.1 million on debt related to:
◦ $497.5 million on the 4.125% Senior Secured Euro Notes due February 2020; and
◦ $335.6 million on the Revolving Credit Facilities due July 2024
•Dividends paid to shareholders and non-controlling interests of $81.7 million and $129.4 million, respectively
•Capital returned to non-controlling interests of $70.4 million
•Net payments of $11.4 million, related to financial liabilities in our Italy segment;
•The Company received proceeds of $866.5 million from debt related to:
◦$847.0 million from the issuance of 3.500% Senior Secured Euro Notes due June 2026; and
◦$19.5 million from short-term borrowings.

Off-Balance Sheet Arrangements

At June 30, 2020, we did not have any significant changes to off-balance sheet arrangements.

Dividends

Dividends of $40.9 million were paid to shareholders during the six months ended June 30, 2020. As part of the amendments to the Revolving Credit Facilities due July 2024 and its €1.5 billion term loan facility, the Company agreed to prohibit restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

Historical payment of dividends is not an indication that dividends will be paid on any future date after June 30, 2021. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” to our 2019 Form 20-F, except as disclosed in Note 8, Debt, to the condensed consolidated financial statements herein.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk” included in our 2019 Form 20-F.

Item 4.   Controls and Procedures

There were no changes in our internal control over financial reporting during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.  OTHER INFORMATION

Item 1. Legal Proceedings

Please see Note 9, Commitments and Contingencies—Legal Proceedings hereto.
Item 1A. Risk Factors

The following risks should be considered in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes and the other risks described in the Safe Harbor Statement set forth in Item 5.G of the Company’s 2019 Form 20-F. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues (equal to approximately 25.6% of its total consolidated revenues for the six months ended June 30, 2020) is derived from exclusive and non-exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive licenses, one for the operation of the Italian Gioco del Lotto game (the "Lotto License") and one for instant tickets (equal to approximately 8.2% and 6.6%, respectively, of its total consolidated revenues for the six months ended June 30, 2020).

The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. The law providing the extension of the license for instant tickets in Italy has been challenged from two operators (Sisal and Stanleybet) and the European Court of Justice ("ECJ") has been asked to express an opinion on the compatibility of that law within the E.U. law principles. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 23.0% of its total consolidated revenues for the six months ended June 30, 2020. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the North America Lottery and International segments (equal to approximately 39.5% of its total consolidated revenues for the six months ended June 30, 2020), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

In the event that the Company is unable or unwilling to perform certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract.

The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The outbreak of the novel coronavirus COVID-19 (“COVID-19”) has had and will likely continue to have an adverse effect on the Company’s business, operations, financial condition and operating results

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in the Company’s core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. Currently, there is no vaccine for COVID-19 and there can be no assurance that an effective vaccine will be developed or specific treatments approved to contain the spread of the disease. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the three months ended June 30, 2020, dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of the Company’s business, including its results for the three months ended June 30, 2020. While many casinos and gaming halls have since reopened, there can be no assurance that the Company will not be affected by future shutdowns. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread of the pandemic, and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, the Company’s suppliers may experience adverse effects of the pandemic, including but not limited to bankruptcy or insolvency, which could impact the Company’s supply chain and its ability to operate at the same level as prior to the COVID-19 crisis.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

The COVID-19 pandemic, and other similar health epidemics, contagious outbreaks, and public perception thereof, may affect consumer spending and behavior, and the operations of the Company’s customers

The COVID-19 pandemic, and public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and will continue to have, a negative effect on the Company. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the ultimate effects that the outbreak of COVID-19, any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel would have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in varied ways in different communities. In the Company’s lottery, machine gaming, and digital businesses, revenue is largely driven by players’ disposable incomes and level of gaming activity and lottery purchases. The recent outbreak of COVID-19 has led to economic and financial uncertainty for many consumers and has reduced, and may continue to reduce, the disposable incomes of players across all of the Company’s business units. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities, which may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s machine gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sports book partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could continue to or may cause, some of the Company’s customers to close casinos, gaming halls and/or lottery operations, decrease spending on marketing of or purchases of lottery products or declare bankruptcy, which would adversely affect the Company’s business. The recent outbreak also resulted in significant volatility in both the credit and equity markets, potentially leading to an economic downturn. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs. In the Company’s sports betting business, the suspension or cancellation of the majority of sporting events which has and could continue to negatively impact the financial condition of the Company’s sports book customers, their ability to purchase development and other services, their risk of payment default, or their spending levels as they seek to reduce costs, each of which could negatively impact the Company’s sports betting business revenue.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions, including as a result of COVID-19, may have an adverse impact on the Company

Demand for the Company’s machine gaming products and services is driven by the replacement of existing gaming machines in existing casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition. In the first half of 2020, the Company’s machine gaming revenue was adversely affected by casino closures and fewer casino openings and expansions.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing and have been negatively affected by the recent COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

The Company is subject to substantial penalties for failure to perform

The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.

At June 30, 2020, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.164 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. will continue to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. will remain the same. Negotiations to determine the terms of trade and other arrangements between the U.K. and the E.U. following the conclusion of the transition period at the end of 2020 are ongoing. Uncertainty remains as to what terms, if any, may be approved during the transition period. Uncertainty regarding the status of such terms and the possibility of the U.K. and the E.U. ending the transition period without any agreement in place remains, which could result in further political and economic uncertainty in the U.K. and the E.U. that may impact the Company's global operations. Because the Company maintains significant operations in the E.U., the terms of Brexit following the transition period could also impact intercompany transactions and create new or additional tax liabilities. The Company’s ability to operate in Italy may be negatively impacted if the terms of Brexit following the transition period do not maintain parity rights for U.K. and E.U. companies and the current Italian regulatory framework is modified as a result of such terms. The Company continues to monitor Brexit and its potential impacts on the Company’s results of operations, business, financial condition, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its results of operations, business, financial condition, or prospects could be negatively impacted.

If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed

The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees, or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent, or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer, and disclosure of software, may be unenforceable under the laws of certain jurisdictions.

The Company’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its technologies and game innovations. The Company may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright, or issued patent will provide competitive advantages for the Company or that the Company’s intellectual property will not be successfully challenged or circumvented by competitors.

The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

If the Company is unable to license intellectual property from third parties, its ability to compete in the market may be harmed

The Company licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products, or services.

In addition, some of the Company’s most popular games and features are based on trademarks, patents and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. If the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks, which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time-consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This results in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Adverse changes in discretionary consumer spending may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.

The revenue generated by the Company's business relies on players’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the

Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

From time to time, the Company uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws and regulations rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

Legal and Compliance Risks

Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects

On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties have commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. Oral arguments were heard by the First Circuit Court of Appeal on June 18, 2020. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, the DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company faces risks related to the extensive and complex governmental regulation applicable to its operations

The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

In addition, in the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries, sports betting, and gaming are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries, sports betting, or gaming do not approve such activities or if those jurisdictions that currently authorize lotteries, sports betting, or gaming do not continue to permit such activities.

Investigations by governmental and licensing entities can result in adverse findings or negative publicity

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on using data to profile data subjects;
•providing data subjects with personal data in a usable format on request and erasing personal data in certain circumstances; and
•reporting of breaches without undue delay (72 hours where feasible).

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries, particularly those within the Italy business segment, deal with a significant amount of employee and customer personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines for data breaches of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs

Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.

The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.

There can be no assurance that the policies and procedures the Company has implemented have been or will be followed at all times or will effectively detect and prevent violations of these laws by one or more of the Company's directors, officers, employees, consultants, agents, joint-venture partners or other third-party partners. As a result, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures that in turn could have a material adverse effect on its business, results of operations and financial condition.

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation

The popularity and acceptance of gaming is influenced by prevailing social attitudes toward gaming, and changes in social attitudes toward gaming could result in reduced acceptance of gaming as a leisure activity. Further, from time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to digital gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

Recent and future changes to U.S. and foreign tax laws could adversely affect the Company

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and significant judgment is required in determining the Company’s global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company’s global provision for income taxes.

Changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act, which significantly changed the U.S. corporate income tax system and has a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.

The Tax Act requires complex calculations to be performed that were not previously required, significant judgments, estimates and calculations to be made in interpreting its provisions, and the preparation and analysis of information not previously relevant or regularly produced. In addition, the U.S. Department of Treasury has issued and will continue to issue regulations and interpretive guidance that may significantly impact how the Company will apply the tax law and impact the Company’s results of operations. As additional regulatory and interpretive guidance is issued, the Company may refine its analysis and make adjustments that differ from amounts initially recorded, which could materially affect its tax obligations and effective tax rate. Various uncertainties also exist in terms of how U.S. states and any foreign countries within which the Company operates will react to U.S. federal income tax reform.

In addition, tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the E.U., as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase the Company’s tax obligations in countries where it does business. If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Operational Risks

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. Particularly in the lottery and gaming industries, the market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents

The real and perceived integrity and security of the Company's products and systems are critical to its ability to attract customers and players. The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems

The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products and systems. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.

The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources all the manufacturing and assembly of certain lottery terminals to a single vendor and portions of other products to multiple vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

The Company and its operations are subject to cyber-attacks and cyber-security risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. The Company has experienced and continues to experience cyber-attacks of varying degrees and phishing attacks on a regular basis. To date, the Company has not suffered any material losses as a result of such attacks. The Company's internal policies and procedures may not be able to prevent or detect every cyber-attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber-attack.

Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.

The Company may face decreased work efficiency due to measures taken to reduce the impact of the COVID-19 pandemic

The outbreak of COVID-19 has caused, and may continue to cause us and certain of the Company’s suppliers, to implement temporary measures mandating employees to work from home and collaborate remotely where possible. The Company has taken measures to monitor and reduce the impact of the outbreak, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites, but it cannot assure these will be sufficient to mitigate the risks faced by the Company and its partners’ work forces. The Company has also taken measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred all non-critical capital expenditures, have implemented a number of employee-related actions, and may in the future implement further actions. However, the Company may still experience lower work efficiency and productivity, which may adversely affect its service quality, and its business operations could be disrupted if any of the Company’s employees is suspected of infection, since this may cause its employees to be quarantined and/or its offices to be temporarily shut down. The Company will continue to incur costs for its operations, and its revenues during this period are difficult to predict. As a result of any of the above developments, the Company’s business, results of operations, cash flows, and financial condition have been and will be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts the Company’s results of operations, cash flows, and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.

The COVID-19 pandemic may affect the Company’s ability to recruit and retain employees

As a result of the continued uncertainty regarding the duration and severity of the COVID-19 pandemic, the Company has taken steps to reduce operating costs and improve efficiencies, including furloughing a substantial number of employees and introducing temporary cuts to salary. Such steps, and further changes the Company may make in the future to reduce costs, may negatively impact the Company’s ability to recruit and retain employees.

Failures in technology may disrupt the Company’s business and have an adverse effect on its results of operations

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects

Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•pay dividends and repurchase shares;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•incur indebtedness; and
•grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company may incur additional impairment charges

The Company reviews its amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment in the three months ended March 31, 2020, which resulted in a $296.0 million goodwill impairment charge reducing the value of its International and North America Gaming and Interactive segments. While during the three months ended June 30, 2020, the Company did not identify the occurrence of any triggering events that would indicate that the fair value of any reporting units may be below its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Critical Accounting Estimates” in Item 2. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Goodwill” included in “Item 1. Condensed Consolidated Financial Statements (Unaudited)”.

Decreased gaming activity resulting from the COVID-19 pandemic could negatively impact the Company’s ability to remain in compliance with its financial covenants, which, unless a waiver or other accommodation is obtained would raise substantial doubt about the Company’s ability to continue as a going concern

As noted above, due to the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls have yet to reopen. The closure of casinos and gaming halls significantly disrupted the Company’s ability to generate revenues. In order to remain in compliance with the Company’s debt covenants and meet its payment obligations, on May 7, 2020, the Company entered into an agreement to amend its Senior Revolving Credit Facilities Agreement (the “RCF Amendment”) and on May 8, 2020, the Company entered into an agreement to amend its Senior Term Loan Facility Agreement (the TLF Amendment, and together with the RCF Amendment, the “Amendments”) to provide temporary relief from its financial covenants. The Amendments, among other things, provide a waiver for the Company’s obligation to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021. During the period beginning on the date of the Amendments and ending on August 31, 2021, the Company will be subject to a minimum liquidity covenant that requires the Company to maintain liquidity of at least $500 million. However, the Company has no control over and cannot predict the length of the closure of casinos and gaming halls due to the COVID-19 pandemic, or any future closures of casinos and gaming halls that have reopened. If the Company is unable to generate machine gaming and other revenue due to closures of casinos and gaming halls or experiences significant declines in business upon reopening, this would negatively impact its ability to remain in compliance with its financial covenants and meet its payment obligations even after the Amendments. If the Company is unable to meet its financial covenants or in the event some other event of default arises, the Company’s lenders could exercise certain remedies, including declaring the principal of and accrued interest on all outstanding indebtedness due and payable and terminating all remaining commitments and obligations. Although the lenders under the Company’s Senior Revolving Credit Facilities Agreement and Senior Term Loan Facility Agreement could waive the defaults or forebear the exercise of remedies, they would not be obligated to do so. Such default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Failure to obtain such a waiver in the future would have a material adverse effect on the Company’s liquidity, financial condition, and results of operations.

Risks related to the Loyalty Voting Structure

The Parent's controlling shareholder and loyalty voting structure may limit other shareholders' ability to influence corporate decisions

At June 30, 2020, De Agostini had an economic interest of approximately 50.49% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 65.05% of the total voting rights. See “Item 7. Major Shareholders and Related Party Transactions” in the Company’s 2019 Form 20-F for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain

No statutory, judicial, or administrative authority has provided public guidance in respect of the special voting shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's special voting shares, which may be relevant to the tax consequences of owning, acquiring, or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the special voting shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of special voting shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of special voting shares. See “Item 10.E Taxation” the Company’s 2019 Form 20-F for additional information.

The loyalty voting structure may affect the liquidity of the Parent's ordinary shares and reduce their ordinary share price

The loyalty voting structure may limit the liquidity and adversely affect the trading prices of the Parent's ordinary shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting persons holding ordinary shares continuously for at least three years the option to elect to receive special voting shares. The special voting shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding special voting shares shall cease to confer any voting rights in connection with such special voting shares. This loyalty voting structure is designed to encourage a stable shareholder base, but it may deter trading by those shareholders who are interested in gaining or retaining the special voting shares. Therefore, the loyalty voting structure may reduce liquidity in the Parent's ordinary shares and adversely affect their trading price.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: August 6, 2020